UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 24, 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Second Quarter 2013 Results

Buenos Aires, July 24, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2013.

Petrobras Argentina’s net income for 2013 second quarter was a P$189 million gain, accounting for a 29% improvement compared to the P$147 million gain in 2012 second quarter.

This P$42 million improvement is attributable to increased operating income of P$25 million, reduced financial expense of P$25 million and lower income tax charges of P$4 million, partially offset by higher minority interest charges of P$12 million.

Petrobras Argentina’s net income for the six-month periods ended June 30, 2013 and 2012 was P$414 million and P$291 million, respectively.

Income Statement

Sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIQ 13	 IIQ 12	(Six-Months Period) Jun-13	 Jun-12
Net Result Attributable to:				
Controlling interest	189	147	414	291
Non-controlling interest	24	12	51	12
Total	213	159	465	303
Equity in earnings of affiliates	(9)	21	(32)	77
Financial income and holding gains, net	(109)	(78)	(194)	(118)
Depreciation of property, plant and equipment	539	391	1,032	746
Result from the sale of Distrilec S.A.	-	-	34	-
Income tax	154	158	301	235
Income tax paid	(137)	(79)	(259)	(141)
Accrued interest	53	44	106	92
Interest paid	(102)	(90)	(104)	(91)
Dividends Collected	7	7	7	13
Others	(120)	190	(400)	480
	489	723	956	1,596
Acquisition of property, plant and equipment	(544)	(1,417)	(1,141)	(1,933)
Loans	(35)	-	(61)	(8)
Others	3	130	185	184
Effect of exchange rate change	19	26	38	37
Decrease in cash	(68)	(538)	(23)	(124)
Cash and cash equivalents at beginning	1,305	1,606	1,260	1,192
Cash and cash equivalents at end	1,237	1,068	1,237	1,068

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2013 quarter, sales increased P$436 million to P$1,886 million.

Oil sales increased 33% to P$1,554 million in 2013 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$371 million sales in 2013 quarter and P$115 million sales in 2012 quarter. Excluding these effects, oil sales increased 13%, mainly as a result of an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from pulling works and the natural decline of mature fields.

Gas sales totaled P$300 million in 2013 quarter and P$269 million in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$27 million sales in 2013 quarter and P$9 million sales in 2012 quarter. Excluding these effects, gas sales rose P$13 million to P$273 million, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields and the negative effects caused by weather conditions in 2013 quarter.

* Gross profit totaled P$523 million in 2013 quarter and P$498 million in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.’s operations accounted for a gross profit of P$160 million and P$54 million in 2013 and 2012 quarters, respectively. Excluding these effects, gross profit decreased P$81 million to P$363 million. Margin on sales dropped to 24.5% in 2013 quarter from 33.4% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

* Sales increased P$295 million to P$2,024 million in 2013 quarter, mainly due to the recovery of refined product prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of P$33 million.

In 2013 quarter, total sales volumes of refined products increased 1.5% to 501.1 thousand cubic meters from 493.9 thousand cubic meters in 2012 quarter.

* Gross profit totaled P$230 million in 2013 quarter and P$173 million in 2012 quarter, with margins on sales of 11.4% and 10%, respectively. This improvement is primarily attributable to the recovery of refined product prices.

Petrochemicals

* In 2013 quarter, sales rose P$149 million to P$835 million, mainly due to increased styrenic sales and, to a lesser extent, an improvement in the catalytic reformer plant operations.

Styrenic products sales revenues rose P$113 million to P$566 million in 2013 quarter, as a consequence of the combined effect of a 12.8% increase in sales volumes, mainly directed to the export market, and a 10.7% improvement in average sales prices. The increase in sales volumes was shown in the styrene and synthetic rubber lines, partially offset by a decline in polystyrene sales volumes derived from a plant shutdown in 2013 quarter.

Sales revenues resulting from the catalytic reformer plant operations increased P$36 million to P$269 million, mainly due to improved average sales prices as a consequence of a change in the mix of products with higher sales prices.

* Gross profit totaled P$98 million in 2013 quarter and P$71 million in 2012 quarter. Gross margin on sales increased to 11.7% in 2013 quarter from 10.3% in 2012 quarter mainly due to the positive effects derived from the change in the mix of the catalytic reformer plant products and the improvement in international spreads of styrenic products.

Gas and Energy

Marketing and Transportation of Gas

* Sales revenues increased P$10 million to P$374 million in 2013 quarter, mainly as a consequence of a rise in gas sales revenues, partially offset by a decline in liquid fuel sales revenues.

Revenues from gas sales rose P$20 million to P$301 million in 2013 quarter, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes which totaled 257 million cubic feet per day in 2013 quarter and 304 million cubic feet per day in 2012 quarter. The improvement in average sales prices was mainly attributable to Punta Rosada field operations performed under the Gas Plus program, and to an increased share of sales to industries and generation companies with higher average sales prices.

Revenues from liquid fuel sales decreased P$10 million to P$69 million in 2013 quarter, mainly as a result of a decline in sales volumes due to a reduced availability of gas to be processed in 2013 quarter.

* Gross profit accounted for a loss of P$15 million and P$6 million in 2013 and 2012 quarters, respectively. Gross margin was negatively impacted by lower liquid fuel processing volumes and margins.

Electricity

* Sales for electricity generation rose P$39 million to P$442 million in 2013 quarter, mainly due to an increased generation level in Genelba Plus and Pichi Picún Leufú Power Plants.

Sales attributable to Genelba Power Plant rose P$8 million to P$247 million in 2013 quarter, basically due to a slight increase in prices and reduced sales volumes which dropped to 1,389 GWh in 2013 quarter from 1,425 GWh in 2012 quarter.

Sales attributable to Genelba Plus Power Plant rose P$21 million to P$151 million in 2013 quarter, basically as a consequence of an improvement in sales volumes from 290 GWh in 2012 quarter to 404 GWh in 2013 quarter.

Sales attributable to Pichi Picún Leufú increased P$4 million to P$36 million in 2013 quarter, mainly due to a rise in energy sales to 253 GWh in 2013 quarter from 230 GWh in 2012 quarter.

Sales attributable to Ecoenergía increased P$5 million to P$8 million in 2013 quarter, mainly due to energy sales under the Energía Plus regulatory framework. Generation volumes totaled 21 GWh in 2013 quarter.

Gross profit totaled P$98 million in 2013 quarter and P$67 million in 2012 quarter. Gross margin on sales increased to 22.2% in 2013 quarter from 16.6% in 2012 quarter. This improvement is attributable to the implementation of Resolution No.95/2013 issued by the Secretary of Energy which provided for regulatory changes in the wholesale electricity market, improved delivery by Pichi Picún Leufú Power Plant and Ecoenergy sales within the framework of the Energía Plus program.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney